Exhibit 99.8

NICE Actimize Adds Innovative Applications to X-Sight Marketplace
Which Provide Digital Insights to Detect Fraud and Suspicious Activity

New additions include capabilities that collect and connect open-sourced digital clues, as well as solutions which detect check, credit card and mobile fraud

Hoboken, N.J., March 24, 2020 – NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that two new partners offering unique financial crime fighting solutions have joined its X-Sight Marketplace, the first financial crime and compliance ecosystem that connects financial services organizations with data, applications, tools and service providers, providing both the value of choice and the ability to reduce integration timelines.

The new partners offering customized solutions for the X-Sight Marketplace include Digital Clues, a provider of digital intelligence solutions; and SQN Banking Systems, an innovative check fraud solutions provider that serves a range of financial institutions from large, to mid-tier and community banks.

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Digital Clues, a provider of digital intelligence solutions, has evolved the world of web and open-source intelligence to serve as a central investigation hub for analysts across a wide range of global industries. Digital Clues' technology collects and connects digital clues from open sources around the web and beyond to generate insights regarding various illegal or otherwise suspicious activities.

Within the process of opening a new account of any type, the Digital Clues platform allows identity detection by web presence profiling. It enriches new accounts with a 360-degree view of its online presence, working to verify its authenticity, to identify unusual activity, and to conduct social relationship analysis. Once a suspicious activity is detected, a profound analysis is performed, combining both internal and web sources. Multiple investigation events may be combined into one case with explicit connections, during which new leads are revealed, as the entire analysis process is visualized through a comprehensible intelligence map.

“Digital Clues has been an intelligence and national security market leader of digital web and open-source intelligence solutions for more than ten years. Our advanced technology creates a comprehensible intelligence map for complex suspicious activities in all verticals, thereby preventing malicious attempts and actions," said Yossi Ofek, CEO, Digital Clues AG.

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SQN Banking Systems, delivering innovative check fraud and workflow solutions that serve a range of financial institutions from large, to mid-tier and community banks, offers on-premise applications and hosted solutions for fraud protection and signature verification. SQN Banking solutions detect check, credit card and mobile fraud with a range of systems and services that includes image fraud analysis, signature verification, transaction fraud analysis, official check verification, mobile signature capture, safe deposit management and conversion services.

“Systems and workflows that provide fraud protections and methods for prevention are essential in today’s ever-changing business environment, and we are pleased to add our unique approach to fighting fraud and forgery to the NICE Actimize X-Sight Marketplace, known for its industry-leading fraud solutions and platform,” said Joe Uhland, President, SQN Banking Systems. “Using sophisticated algorithms and real-time detection solutions, we help our clients effectively prevent check and payments fraud. We look forward to providing these applications to the X-Sight Marketplace.”

“The financial services industry has clearly demonstrated its need for immediate access to advanced financial crime-solving solutions, particularly in fraud and anti-money laundering,” said Craig Costigan, CEO, NICE Actimize. “The X-Sight Marketplace continues to meet this challenge by offering specialized capabilities that provide a cost-effective way for FSOs to rapidly innovate while supporting best-in-class financial crime, risk and compliance management capabilities. With the continuing growth and expansion of the X-Sight Marketplace, partners such as Digital Clues and SQN Banking Systems advance these requirements.”

NICE Actimize’s X-Sight Marketplace currently has more than 40 partners in its growing ecosystem, with offerings addressing such categories as customer & counterparty intelligence, data management, device & channel intelligence, identity verification, screening & adverse media, user authentication & fraud, CDD/KYC, transaction monitoring, and alert & case management.

For more information on the X-Sight Marketplace, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are    trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.